January 15, 2010

Mr. William J. Davis
Chief Financial Officer
Allscripts-Misys Healthcare Solutions, Inc.
222 Merchandise Mart Plaza, Suite 2024
Chicago, IL 60654

> **Re: Allscripts-Misys Healthcare Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2009**
> **Filed July 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2009**
> **Filed October 13, 2009**
> **Forms 8-K Filed July 20, 2009 and September 29, 2009**
> **File No. 000-32085**

Dear Mr. Davis:

We have reviewed your response letter dated January 6, 2010 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 4, 2009.

Form 10-K for the Fiscal Year Ended May 31, 2009

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 61

1.   Your response to prior comment number 7 indicates that approximately 95% of your customers renewed their support agreements. Of the amount renewed, please tell us what percentage renewed at the stated rate in the contract. Also, as previously requested, please provide us with the range of renewal rates.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief